FORM 6-K


               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                    REPORT OF FOREIGN ISSUER
               PURSUANT TO RULES 13a-16 AND 15d-16
            UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        QUARTERLY REPORT
             FOR THE PERIOD ENDED:  JANUARY 31, 2003

                  Commission File No. 000-18343


                       WORLD VENTURES INC.
                      ---------------------
                       (Registrant's Name)


                       102 Piper Crescent
            Nanaimo, British Columbia, Canada V9T 3G3
           -------------------------------------------
             (Address of principal executive office)

                       Tel: (250) 756-0291
                     -----------------------
       (Registrant's telephone number including area code)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F [X]        Form 40-F [ ]






PAGE-COVER-





                       WORLD VENTURES INC.

                      FIRST QUARTER REPORT
               THREE MONTHS ENDED JANUARY 31, 2003
               PREPARED BY MANAGEMENT - UNAUDITED

                      INDEX                                            PAGE

BALANCE SHEET                                                            1

STATEMENT OF LOSS AND DEFICIT                                            2

STATEMENT OF CHANGES IN FINANCIAL POSITION                               3

NOTES TO FINANCIAL STATEMENTS:                                           5

     -  Note 1. Operations                                               5
                                                                         5
     -  Note 2. Going Concern

     -  Note 3. Basis of Presentation                                    5

     -  Note 4. Charge of Assets                                         5
                                                                        5-6
     -  Note 5. Significant Accounting Policies

     -  Note 6. Realization of Assets                                    7

     -  Note 7.  Fixed Assets and Deferred Costs                         7

     -  Note 8.  Schedule of Changes in Resource Properties            8-10
                 Description of Properties

     -  Note 9.  Loan Payable to Premanco Industries                    10

     -  Note 10. Long-Term Debt                                         10

     -  Note 11.  Capital Stock                                         11

     -  Note 12.  Related Party Transactions                            12

     -  Note 13.  Due to Shareholders                                   12

     -  Note 14.  Comparative Figures                                   12

     -  Note 15.  Exhibits                                              12

SIGNATURES                                                              13

OFFICER CERTIFICATES                                                  14-15

            REPORTING CURRENCY, FINANCIAL INFORMATION

Monetary amounts in this Form 6-K are stated in Canadian dollars (Cdn $) except where specifically stated otherwise. Financial information is presented in accordance with accounting principles generally accepted in Canada ("GAAP"). References to "we", "our" and "us" mean World Ventures Inc., its predecessors, or any one or more of them, as the context requires.



PAGE-i-





WORLD VENTURES INC.
BALANCE SHEET
For three month period ending January 31, 2003

--------------------------------------------------------------------------
                                     3 month period     As of year ended
                                      ended 1/31/03         10/30/02
--------------------------------------------------------------------------
ASSETS

Cash                                         721               800

Accounts Receivable (note 12)                769             1,078
--------------------------------------------------------------------------
                                           1,490             1,878
Fixed (note 7)                             3,378             3,378

Resource Properties (note 8)             424,342           419,857
--------------------------------------------------------------------------
TOTAL ASSETS                             429,210           425,113
==========================================================================
LIABILITIES

Accounts Payable (note 12)               316,193           353,599

Due to Shareholder (note 13)              47,497                 0

Loan Payable to Premanco (note 9)        635,931           635,931

                                         999,621           989,530

Long-term Debt (note 10)                  50,000            50,000
--------------------------------------------------------------------------
TOTAL LIABILITIES                      1,049,621         1,039,530
==========================================================================

SHAREHOLDERS' EQUITY
Authorized: 50,000,000 common shares
Issued:     8,982,154 at 01/31/03


Capital Stock (note 11)                6,704,873         6,704,873

Deficit                              (7,325,284)       (7,319,290)
--------------------------------------------------------------------------
Total Shareholders' Deficit            (620,411)         (614,417)

TOTAL LIABILITIES AND EQUITY            429,210           425,113
==========================================================================

Approved by directors:

      "Raynerd B. Carson"           Director
------------------------------------

      "Gary Van Norman"             Director
------------------------------------




Page-1-






WORLD VENTURES INC.
STATEMENT OF LOSS AND DEFICIT
For three month period ending January 31, 2003

--------------------------------------------------------------------------
                                 3 month period       3 month period
                                  ended 1/31/03        ended 1/31/02
--------------------------------------------------------------------------
REVENUE

Revenue                                    0                    0

Interest Revenue                           0                    0
                             ---------------------------------------------
                                           0                    0
--------------------------------------------------------------------------

EXPENSES

Office Administration                      0                1,500

Consulting Fees                            0                    0

Professional Fees                          0                    0

Regulatory & Transfer                    953                  942

Agent Fees

Rent                                   3,000                3,000

Travel & Promotion                     1,200                  262

Office & Sundry                           51                  141

Telephone & Fax                          239                  450

Printing , Postage & Courier               0                    0

Computer & Internet                      149                   16

Interest & Bank Charges                  193                  192

Vehicle & Fuel                            30                   43

Costa Rica Project                         0                    0

Salmo Operations                           0                  950

Lapon Property                         4,485

                                    (10,479)              (7,496)
                             ---------------------------------------------
Invested Properties                    4,485                    0
--------------------------------------------------------------------------
Net (Loss) for the period             (5,994)              (7,496)

Deficit - Beginning of Period     (7,319,290)          (6,675,700)

Deficit - End of Period          (7,325,284)          (6,683,196)
--------------------------------------------------------------------------
Gain (Loss) per share                   0.00                 0.00
for the period
==========================================================================





PAGE-2-






WORLD VENTURES INC.
STATEMENT OF CHANGES OF FINANCIAL POSITION
For three month period ending January 31, 2003

--------------------------------------------------------------------------
                                 3 month period       3 month period
                                  ended 1/31/03        ended 1/31/02
--------------------------------------------------------------------------
OPERATING ACTIVITIES
Net (Loss) for the period              (5,994)             (7,496)
Change in non-cash working capital      58,697               2,827
                             ---------------------------------------------
                                        52,703             (4,669)
--------------------------------------------------------------------------

INVESTING ACTIVITIES

Expenditures relative to properties    (4,485)                   0

Payments on fixed assets &                   0                   0
deferred costs

Sale of fixed assets                         0                   0
                             ---------------------------------------------
                                       (4,485)                   0
--------------------------------------------------------------------------

FINANCING ACTIVITIES

Advance from Shareholder                47,497                 942

Private Placement                            0                   0

Capital Stock Issued                         0                   0

Exercise of Warrants                         0                   0
                             ---------------------------------------------
                                        47,497                 942
--------------------------------------------------------------------------
Increase (decrease) in                   (121)             (5,611)
cash - during period

Cash position - beginning                  800               7,976
of period
                             ---------------------------------------------
Cash position - end of period              721               2,365
==========================================================================






PAGE-3-





WORLD VENTURES INC.
Notes to Financial Statements
For Three Month Period Ending January 31, 2003

1.   OPERATIONS

     The  Company  was  incorporated under the  laws  of  British
     Columbia and its principal business activities include the development of resort and exploration of natural resource properties.

2.   GOING CONCERN

     These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

     For the period ending January 31, 2003, the Company incurred a loss of $5,994. During 2002, the Company incurred a net loss of $840,230 (2001 - $287,656: 2000 - $186,709)
     (accumulated losses from inception of the Company total $7,515,930 and at October 31, 2002 had a working capital deficiency (an excess of current liabilities over current assets) of $987,652. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive co-operation from its creditors and achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue its operations as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and the continuing support of creditors.

3.   BASIS OF PRESENTATION

     These financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and all figures are in Canadian dollars.

4.   CHARGE OF ASSETS

     A charge has been placed over all assets of the Company as security for unpaid corporation capital tax amounting to approximately $69,000, including interest at October 31, 2002.





PAGE-4-





WORLD VENTURES INC.
Notes to Financial Statements
For Three Month Period Ending January 31, 2003

5.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates and would impact future results of operations and cash flows.

     (b)  Fixed assets

          H.B. Mill and land are recorded at original cost less writedowns to a net amount of $0 (2001 - $480,563)
          based on management's best estimate of the net recoverable amount, which reflects the value of the first charge against the property (notes 7 and 9). Direct net expenditures incurred on the H.B. Mill are deferred in the accounts. No depreciation has been charged on the H.B. Mill as the asset is not in production.

          Other fixed assets are recorded at cost. Depreciation of machinery and automobiles is calculate at 20% per annum using the declining-balance method.

     (c)  Investments in and expenditures on resource properties.

          Acquisition costs of resource properties together with direct exploration and development expenditures thereon, including interest, are deferred in the accounts. When production is attained these costs will be amortized. When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated net realizable value. Costs relating to properties abandoned are written-off when the decision to abandon is made.

     (d)  Financial instruments

          (i)  Fair value

               The carrying value of cash, accounts receivable, accounts payable and loan payable to Premanco Industries Ltd. approximate their fair value because of the short maturity of these financial instruments.

               It is not practicable to determine the fair value of the long-term debt as long-term debt is non-interest bearing.



PAGE-5-




WORLD VENTURES INC.
Notes to Financial Statements
For Three Month Period Ending January 31, 2003

  5.  (d)       Financial instruments (continued)

          (ii) Interest risk

               The Company is exposed to interest risk to the extent of fluctuations in prime rate.

          (iii) Credit risk

               The  Company is exposed to credit risk that arises
               from   the   possibility  that  the  debtors   may
               experience financial difficulty and be unable to fulfil their obligations.

          (iv) Translation risk

               The   Company  is  exposed  to  foreign   currency
               fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars.

     (e)  Net loss per share

          Net loss per share computations are based on the weighted average number of common shares outstanding during the year. Common share equivalents consisting of stock options are not considered in the computation because their effect would be anti-dilutive.

     (f)  Foreign currency transactions

          Foreign  currency  transactions  are  translated   into
          Canadian dollars at the rate of exchange on the transaction date. Gains and losses arising from translation of foreign currency are included in net loss together with different expenses.

     (g)  Income taxes

          Income taxes are provided, at current rates, for all items included in the statement of earnings regardless of the period in which such items are reported for income tax purposes. The principal items which results in timing differences between financial and tax reporting purposes are depreciation and non-capital loss carry-forwards. Future income taxes are adjusted for current changes in the income tax rate.




PAGE-6-





WORLD VENTURES INC.
Notes to Financial Statements
For Three Month Period Ending January 31, 2003

6.   REALIZATION OF ASSETS

     The investment in and expenditures on resource properties comprise substantially all of the Company's assets. Recovery of the carrying value of the investment in these assets is dependent upon the existence of economically recoverable reserves, establishing legal ownership of the resource properties, the ability of the Company to obtain necessary financing to complete the exploration and development, the attainment of future profitable production or the disposition of these assets for proceeds in excess of their carrying values.

7.   FIXED ASSETS AND DEFERRED COST

----------------------------------------------------------------------
                                                  2002        2001
                                 Accumulated
                          Cost   Depreciation      Net         Net
----------------------------------------------------------------------
     H.B. Mill and land      $0            0          $0    $480,563
     Machinery            5,671        3,493       2,178       2,722
     Automobiles         17,219       16,259         960       1,200
     Equipment              334           94         240         301
----------------------------------------------------------------------
                        $23,224      $19,846      $3,378    $484,786
======================================================================
     Included in machinery is a leased asset with a net book value of $2,178 (2001 - $2,722).

     On December, 2001, the Company forfeited the H.B. Mill property to the Crown of British Columbia for non-payment of property taxes. Although the Company no longer owns the property, the Company may regain ownership by paying all delinquent taxes, penalties, interest, fees and costs incurred by the Province in administering the property. The Company ha until November 30, 2002 to redeem the ownership of the property. As of the date of the audit report, the Company had not and have no intention to redeem ownership of the property. As a result, H.B. Mill and land was written down to nil due to complete forfeiture of the property to the Crown.











PAGE-7-





WORLD VENTURES INC.
RESOURCE PROPERTIES
October 31, 2001 to January 31, 2003



8.   RESOURCE PROPERTIES


------------------------------------------------------------------------------
                           Guanacaste  Pan-Oro  Gladiator     Lapon     Totals
------------------------------------------------------------------------------
Balance, October 31, 2001    $393,280       $1         $0        $0   $393,281
------------------------------------------------------------------------------
Legal                               0        0          0     1,047     1,047

Lease and Supplies                  0        0          0    24,483    24,483

Geological                          0        0          0     1,046     1,046
------------------------------------------------------------------------------
Balance, October 31, 2002     393,280        1          0    26,576   419,857
------------------------------------------------------------------------------
Legal                               0        0          0         0         0

Lease and Supplies                  0        0          0     4,485     4,485

Geological                          0        0          0         0         0
------------------------------------------------------------------------------
Balance, January 31, 2003    $393,280       $1         $0   $31,061  $424,342
==============================================================================


     DESCRIPTION OF PROPERTIES

(a)  Guanacaste, Costa Rica

     Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US$100,000 per year, whichever is greater. This royalty has been waived indefinitely until the commencement of production. Finders fees of $22,500 have been included in the cost of resource properties.


(b)  Lapon Canyon, Nevada

     The Company entered into a Lease Purchase Agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine the property located in Mineral County, Nevada, USA (the "Property"). The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the property, the Company shall pay Potts a royalty on production equal to 4% of net smelter returns.




PAGE-8-




WORLD VENTURES INC.
Notes to Financial Statements
For Three Month Period Ending January 31, 2003

8.   DESCRIPTION OF PROPERTIES (continued)

(b)  Lapon Canyon, Nevada (continued)

     Pursuant to a Letter Agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of $US 11,000 which includes the royalty payment due on June 6, 2002.

     Commencing July 6, 2002, royalty payments are payable as follows:

             Payment Period                               Amount Monthly $ US
       --------------------------------                   --------------------
(i)   July 6, 2002 through February 6, 2003                            $ 1,000
(ii)  March 6, 2003 through November 6, 2003                             1,500
(iii) December 6, 2003 through August 6, 2004                            2,000
(iv)  September 6, 2004 through May 4, 2005                              2,500
(v)   June 6, 2005 through February 6, 2006                              3,000
(vi)  March 6, 2006 through November 6, 2007                             3,500
(vii) December 6, 2007 through August 6, 2008                            4,000
(viii)September 6, 2008 through the 6th day of each month thereafter     4,500

     Potts granted the Company the exclusive right and option to purchase the Property for $US 1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts shall transfer the property to the Company with a reserved royalty on production equal to 0.5% of net smelter returns.

(c)  Pan-Oro, Panama

     During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. During 2001, the Company decided to write-down its investment in this property to a nominal carrying value. The Company still retains the right to resume exploration in this property. The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation.

(d)  Gladiator, Arizona

     The Company entered into an option agreement with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to one hundred and seventy acres within the Prescott National Forest in the State of Arizona.

     The option is exercisable until January 14, 2002, for consideration of four million common shares. As part of the agreement, the Company has agreed to pay any property tax balance outstanding at the time the option is exercised, not to exceed $4,000 US dollars. During 2001, the Company decided to abandon its interest and wrote-off its investment in this property.




PAGE-9-




WORLD VENTURES INC.
Notes to Financial Statements
For Three Month Period Ending January 31, 2003

8.   DESCRIPTION OF PROPERTIES (continued)

(e)  Triton, Ontario

     The Company has a 50% interest in certain mineral claims located in MacMurchy Township of the Lardev Lake Mining Division, Ontario. A third party has agreed to maintain the good standing of the mineral claims. During 1997, the Company wrote off the cost of its interest in this property.


9.   LOAN PAYABLE TO PREMANCO INDUSTRIES LTD. AND LOSS ON LAWSUIT

     Premanco Industries Ltd. ("Premanco"), an unrelated party, brought an action against the Company and others in the Supreme Court of British Columbia claiming that the Company and others logged or caused to be logged, without the permission of Premanco, approximately 20,000 cubic meters or more of timber from certain properties. The claim has been defended by the Company and they have stated that if any logging was done, any liability for these actions must rest with the Company's solicitor who acted on the Company's behalf in connection with an application to the Nelson land title office to release Premanco's timber rights.

     The lawsuit was settled during 1998. The Company is liable for unjust enrichment of $450,000. Premanco has accepted as settlement a promissory note for $450,000, secured by a mortgage on the H.B. Mill property (note 7) and a security agreement over all equipment and chattels, with interest at prime plus 2%, due October 31, 2000. The loan is now in default as the balance has not been paid pursuant to the terms of the settlement. Interest has been accrued on the loan up to October 31, 2002.

     Premanco shall have no right to enforce any judgement obtained against the Company under this promissory note against any assets or properties of the Company other than those specified in the settlement agreement made between Premanco and the Company. It is management's opinion that the Company no longer owes money to Premanco.

10.  LONG-TERM DEBT

     This amount is unsecured, non-interest bearing and will be repaid at a rate of 10% of the net profits of the H.B. Mill if and when it goes into production.




PAGE-10-






WORLD VENTURES INC.
Notes to Financial Statements
For Three Month Period Ending January 31, 2003


11.  CAPITAL STOCK

(a)  Authorized:    50,000,000  Common Shares without par value

------------------------------------------------------------------------------
                                      2003                      2002
ISSUED:                       -----------------------   ----------------------
                              # of shares    Amount     # of shares    Amount
------------------------------------------------------------------------------
At beginning of period         8,982,154   $6,704,873    7,782,154  $6,614,873

Issued as settlement of debt           0            0    1,500,000     150,000

Shares to be redeemed                  0            0     (300,000)   (60,000)

Private Placement                      0            0            0           0

For cash pursuant to                   0            0            0           0
exercise of option
------------------------------------------------------------------------------
Issued at end of period        8,982,154   $6,704,873    8,982,154  $6,704,873
==============================================================================

          (1) During 2002, the Company issued 1,500,000 shares at a price of $0.10 per share to settle $150,000 of debt to a related party.

          (2) Pursuant to a court judgement dated November 8, 2002, the Company is required to redeem 300,000 shares at a price of $0.20 per share from a creditor. Interest is
          to be charged  at  4%  per annum.   As of the date of this
          report, the 300,000 shares have not been redeemed.

(b) Stock options outstanding to directors and employees January 31, 2003 were as follows:

  ------------------------------------------------------------------------
                                                        Number of Shares
       Expiry Date        Exercise Price per share      2003        2002
  ------------------------------------------------------------------------

       May 8, 2005            $ 0.25                   550,000    550,000
  ------------------------------------------------------------------------




PAGE-11-




WORLD VENTURES INC.
Notes to Financial Statements
For Three Month Period Ending January 31, 2003

11.  CAPITAL STOCK (continued)

(c) Share purchase warrants outstanding as at January 31, 2003 were as follows:

 ------------------------------------------------------------------------
                                                        Number of Shares
       Expiry Date        Exercise Price per share      2003        2002
  ------------------------------------------------------------------------

         0                   0                           0           0
  ------------------------------------------------------------------------


(e) List of directors as of  January 31, 2003:

                                Raynerd B. Carson    Gary Van Norman
                                James  Wadsworth     Dr. Stewart A. Jackson


12.  RELATED PARTY TRANSACTIONS

     (a)  Services provided by directors or parties related to directors:

     -------------------------------------------------------------------
                                          2002       2002
     -------------------------------------------------------------------

          Consulting and management       $     0    $      0
          Rent                            $ 3,000    $ 12,000
     -------------------------------------------------------------------

     (b)  Accounts receivable includes $665 due from a director
          (2001 - $3,165).

     (c) Accounts payable includes $3,000 (2002-$3,000) due to an individual related to the President of the Company.

13.  DUE TO SHAREHOLDERS

     The amount due to shareholders arises from:
     ------------------------------------------------------------
       Advance to Company by shareholder               $47,497
     ------------------------------------------------------------
     The amount is non-interest bearing.

14.  COMPARATIVE FIGURES

     Certain figures have been accentuated, reclassified, or integrated to conform to the current quarter's presentation of this financial statement. The information released in this report is accurate and congruent with proper accounting records.

15.         EXHIBITS

     99.1 Certificate of Principal Executive Officer
     99.2 Certificate of Principal Financial Officer



PAGE-12-






                             SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


               WORLD VENTURES INC.

                    By:  /s/ Raynerd B. Carson
                         ---------------------------
                         Raynerd B. Carson
                         President (Chief Executive Officer)

                    By:  /s/ Stewart A. Jackson
                         ---------------------------
                         Stewart A. Jackson
                         Vice President (Chief Financial Officer)


Date:      May 5, 2003























PAGE-13-





                          CERTIFICATIONS

I, Raynerd B. Carson, certify that:

1. I have reviewed this quarterly report on Form 6-K of World Ventures Inc. ("Registrant")

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, no misleading with respect tot the period covered by this quarterly report:

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this quarterly report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have;

a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors and material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 5, 2003

               /s/  Raynerd B. Carson
               ----------------------
               Raynerd B. Carson
               President (Chief Executive Officer)




PAGE-14-




I, Stewart A. Jackson, certify that:

1. I have reviewed this quarterly report on Form 6-K of World Ventures Inc. ("Registrant")

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, no misleading with respect tot the period covered by this quarterly report:

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this quarterly report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have;

a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors and material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 5, 2003

               /s/  Stewart A. Jackson
               -------------------------
               Stewart A. Jackson
               Vice President (Chief Financial Officer)


PAGE-15-





Exhibits

99.1 Certificate of Principal Executive Officer pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)

99.2 Certificate of Principal Financial Officer pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)


































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